Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Industrial Tech Acquisitions, Inc. on Amendment No. 1 of Form S-1 File No. 333-242339, of our report dated July 2, 2020, except for Note 8 as to which the date is August 17, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Industrial Tech Acquisitions, Inc. as of June 24, 2020 and for the period from June 2, 2020 (inception) through June 24, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

August 17, 2020.